Exhibit 99.2

YY Inc. Appoints New Chief Financial Officer

Guangzhou, China, May 10, 2017 – YY Inc. (NASDAQ: YY) ("YY" or the "Company"), a live streaming platform, today announced that it has appointed Mr. Bing Jin as the Company’s Chief Financial Officer, effectively immediately. Mr. Jin succeeds Mr. Eric He, who has decided to retire after serving as the Company’s Chief Financial Officer since August 2011.

“Bing brings over a decade of experience in investment banking, corporate finance, mergers and acquisitions, and corporate strategy,” said Mr. Zhou Chen, Chief Executive Officer of YY. “We believe he will be an invaluable addition to YY, bringing a fresh perspective to our management team. With his track record of success, deep expertise with the U.S. capital markets, and rich experience, we are confident that we will greatly benefit from his leadership as we move into the next stage of growth.”

Mr. Chen added, “On behalf of the Board of Directors and management team, I would like to thank Eric for his remarkable service to YY as our Chief Financial Officer in the past six years. He has led the Company through many challenges and successes during his tenure, contributing significantly to what YY has become today. I wish him the best of luck with his future endeavors.”

“I am honored to join YY as its Chief Financial Officer,” said Mr. Jin. “I have tremendous respect for the Company’s senior management and highly experienced finance team and am eager to work in this exciting industry. I look forward to working with Mr. Chen, the rest of the management, and the Company’s talented employees as we continue to accelerate our growth and expand our market share in China’s live streaming industry.”

Prior to joining YY, Mr. Jin served as the Head of China Technology of Investment Banking and Capital Markets, Asia Pacific, at Credit Suisse. During his tenure at Credit Suisse, Mr. Jin worked with many U.S. listed and private Chinese technology companies for various financing and M&A transactions. From 2010 to 2014, Mr. Jin worked at Citi’s China Investment Banking Department. Before his investment banking career, Mr. Jin worked in government services, consulting, and corporate banking.

Mr. Jin received an MBA from the Wharton School, a Master’s degree in Pacific International Affairs from the University of California, San Diego, and a Bachelor’s degree in English from the Beijing Foreign Studies University.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a live streaming platform that enables users to interact in live online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of activities, including online music and entertainment, online games, online dating and live game broadcasting. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$1,182 million in the fiscal year 2016.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

YY Inc.

Yuffie Fu

Tel: +86 (20) 8212-0000

Email:IR@YY.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 915-1611

Email:IR@YY.com